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                              October 3, 2022

       Huifeng Chang
       Director and Chief Financial Officer
       Canadian Solar Inc.
       545 Speedvale Avenue West
       Guelph, Ontario, Canada N1K 1E6

                                                        Re: Canadian Solar Inc.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed April 28,
2022
                                                            CORRESP filed
September 21, 2022
                                                            File No. 001-33107

       Dear Huifeng Chang:

               We have reviewed your September 21, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 26, 2022 letter.

       Form 20-F for the Year Ended December 31, 2021

       General

   1. We have reviewed your responses to prior comments one through twelve. Please provide your proposed
disclosures and revisions in an amendment to your Form 20-F. In doing so, please ensure that
you also include revised certifications that are currently dated and refer to the Form
20-F/A.
 Huifeng Chang
FirstName  LastNameHuifeng Chang
Canadian Solar Inc.
Comapany
October    NameCanadian Solar Inc.
        3, 2022
October
Page 2 3, 2022 Page 2
FirstName LastName
      You may contact Jeffrey Gordon at 202-551-3866 or Kevin Stertzel at
202-551-
3723 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing